Exhibit (j)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 11 to Registration Statement No. 333-53546 on Form N-1A of our report dated October 28, 2008, relating to the financial statements and financial highlights of Morgan Stanley International Value Equity Fund (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended August 31, 2008, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
New York, New York
December 22, 2008